Filed by Union Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257222

Subject Companies: Procaps Group, S.A.

Union Acquisition Corp. II

Commission File No.: 001-39089

The following is a joint press release made by Union Acquisition Corp. II and Procaps Group, S.A. on August 27, 2021.

Union Acquisition Corp. II and Procaps Group Announce Filing of Definitive Proxy Statement and the September 22, 2021, Extraordinary General Meeting to Vote on Business Combination

Extraordinary General Meeting of Union Acquisition Corp. II (“LATN”) Shareholders to Approve the Proposed Business Combination with Procaps Group Will be Held on September 22, 2021, at 9:00 a.m. ET.

Shareholders, as of the Close of Business on the Record Date of August 19, 2021, Are Encouraged to Vote Their Shares.

LATN’s Board of Directors Recommends Shareholders Vote “FOR” All of the Proposals at the Extraordinary General Meeting.

For More Information, LATN’s Shareholders Are Encouraged to Carefully Read the Entire Definitive Proxy Statement Filed in Connection with the Proposed Business Combination.

BARRANQUILLA, COLOMBIA – August 27, 2021 – Procaps Group, a leading integrated international healthcare and pharmaceutical company, and Union Acquisition Corp. II (NASDAQ: LATN, LATNU, LATNW) ("LATN"), a publicly-traded special purpose acquisition company, announced that LATN’s definitive proxy statement (the “Proxy Statement”) relating to the previously announced proposed business combination (the “Business Combination”) with Procaps Group has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 26, 2021.

The filing of the definitive proxy statement is an important step in Procaps Group becoming a publicly-traded company, with the goal of being listed on Nasdaq at the close of the transaction. As previously announced, the Business Combination is expected to deliver up to $236.9 million of cash proceeds (before transaction-related expenses and the redemption of certain shares held by IFC, and assuming the LATN shareholders do not exercise their redemption rights in connection with the approval of the Business Combination) to Procaps Group, including up to $100 million from a fully committed PIPE anchored by strategic and institutional investors.

LATN will commence mailing of the Proxy Statement, which contains a notice and voting instruction form or a proxy card relating to the extraordinary general meeting of the LATN shareholders (the “Extraordinary General Meeting”) to LATN shareholders of record as of the close of business on the record date of August 19, 2021.

The Extraordinary General Meeting to approve the Business Combination is scheduled to be held on September 22, 2021, at 9:00 a.m. ET. The Extraordinary General Meeting will be held virtually and can be accessed via a live audio webcast at https://www.cstproxy.com/unionacquisitioncorpii/sm2021 Virtual attendees will be able to submit a question online in advance of the meeting on the Extraordinary General Meeting website, https://www.cstproxy.com/unionacquisitioncorpii/sm2021 or live during the meeting. If the proposals at the Extraordinary General Meeting are approved, the parties anticipate that the Business Combination will close shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Upon closing, the Holdco’s ordinary shares and redeemable warrants are expected to be listed on the Nasdaq Capital Markets under the ticker symbols “PROC” and “PROCW” respectively.

Every shareholder’s vote matters, regardless of the number of shares held. Accordingly, LATN encourages shareholders to vote by submitting their proxies as soon as possible and by no later than 11:59 p.m. ET on September 21, 2021, to ensure that the shareholder’s shares will be represented at the Extraordinary General Meeting. Proxies may be submitted by Internet or mail. Votes submitted by mail must be received by 5:00 p.m. ET on September 21, 2021. Additional instructions may be found in the Proxy Statement and on the proxy card. LATN’s board of directors unanimously recommends that shareholders vote “FOR” the Business Combination with Procaps Group and all other proposals at the Extraordinary General Meeting. Shareholders who hold shares in “street name” (i.e., those shareholders whose shares are held of record by a broker, bank, or other nominee) should contact their broker, bank, or nominee to ensure that their shares are voted.

If any individual LATN shareholder has not received a copy of the Proxy Statement, such shareholder should (i) confirm his, her or its status with his, her or its broker or (ii) contact Innisfree M&A Incorporated, LATN’s proxy solicitor, for assistance toll-free at (877) 750-5836 (for individuals) or (212) 750-5833 (for banks and brokers).

Procaps Group recently hosted a virtual analyst day presentation on Thursday, August 19, 2021, to provide an expected milestone timeline for the upcoming Business Combination with LATN. Ruben Minski, Chief Executive Officer of Procaps Group, introduced senior management team members including its recently appointed Global Chief Financial Officer, Patricio Vargas and provided an update on the company’s pharmaceutical and nutraceutical solutions, medicines, and hospital supplies, growth strategies, and strategic initiatives. Links to the webcast of the presentation and its new corporate facility tour videos are available on the Procaps Group investor relations website here [https://investor.procapsgroup.com/news-events/ir-calendar/detail/9785/analyst-day-and-investor-day].

About Procaps Group

Procaps Group is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and, as of December 31, 2020, had more than 4,700 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) and prescription drugs, nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com, which will also contain a link to the Registration Statement. The Registration Statement includes audited consolidated financial statements of Procaps Group as of and for the fiscal years ended December 31, 2020 and 2019.

About Union Acquisition Corp. II

Union Acquisition Corp. II, led by Kyle Bransfield, is a Cayman Islands exempted company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. For more information, please click here [https://unionacquisitiongroup.com/].

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Procaps Group, S.A. (“Holdco”), a subsidiary of Crynssen Pharma Group Limited (“Procaps Group”) that will become the holding company of LATN and Procaps Group as of the closing of the proposed Business Combination, filed a Registration Statement pursuant to Rule 424(b)(3) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement of LATN that also constitutes a prospectus of Holdco. LATN, Procaps Group and Holdco urge investors, shareholders and other interested persons to read the Registration Statement, including the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about Procaps Group, Holdco, LATN and the proposed Business Combination transaction. The definitive proxy statement/prospectus included in the Registration Statement will be mailed to shareholders of LATN as of a record date established for voting on the proposed Business Combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: BTG Pactual US Capital, LLC, Attention: Prospectus Department, Email: OL-BTGPactual-ProspectusDepartment@btgpactual.com. The definitive proxy statement/prospectus included in the Registration Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include the expected gross cash proceeds from the Procaps Group Business Combination and its effects on expansion; and the closing of the Business Combination transaction. Such forward-looking statements with respect to the businesses of LATN, Procaps Group, or Holdco, prior to or following the completion of any proposed business combination, are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed Business Combination; (2) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the inability to successfully retain or recruits officers, key employees, or directors following the proposed Business Combination; (4) effects on LATN’s public securities’ liquidity and trading; (5) the market’s reaction to the proposed Business Combination; (6) the lack of a market for LATN’s securities; (7) LATN’s and Procaps Group’s financial performance following the proposed Business Combination; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by LATN. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the Business Combination due to the failure to obtain approval from LATN shareholders or satisfy other closing conditions in the Business Combination agreement, the occurrence of any event that could give rise to the termination of the Business Combination agreement, the ability to recognize the anticipated benefits of the Business Combination, the outcome of any legal proceedings that may be instituted against LATN or Procaps Group following announcement of the proposed Business Combination and related transactions, the impact of COVID-19 on Procaps Group’s business and/or the ability of the parties to complete the Business Combination, the ability to obtain or maintain the listing LATN’s ordinary shares on Nasdaq following the proposed Business Combination, costs related to the proposed Business Combination, changes in applicable laws or regulations, the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in the Registration Statement filed with the SEC and those included under the header “Risk Factors” in the final prospectus of LATN related to its initial public offering, as well as LATN’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Procaps Group Investor Contact:

Chris Tyson/Doug Hobbs

SPAC Alpha IR+

(949) 491-8235

LATN@mzgroup.us

LATN Contact:

Kyle P. Bransfield

Chief Executive Officer

Union Acquisition Corp. II

(305) 306-2522